SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22nd August 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

22 August 2003

InterContinental Hotels Group PLC -
Sale of London May Fair Hotel Limited to
Radisson Edwardian Hotels for £115 million

InterContinental Hotels Group PLC (IHG) today announces that it has exchanged contracts for the sale of London May Fair Hotel Limited, the holding company for the InterContinental May Fair London, to Radisson Edwardian Hotels for £115 million in cash. The transaction is expected to complete on or before 11 September 2003 and represents a small discount to book value, which includes the costs associated with the cancelled refurbishment of the property. The sale will not have a material effect on earnings in the year to December 2003.

The price represents an EBITDA multiple of 16.7 times 2002 earnings and nearly £400,000 per room. In addition, IHG will no longer have to incur the substantial capital expenditure needed to refurbish the hotel.

Following the sale, the InterContinental brand will continue to have a strong presence in London with the owned flagship hotel on Hyde Park Corner – the InterContinental London, and the managed property on Portman Square – the InterContinental Churchill London.

Commenting on the transaction Richard North, Chief Executive, IHG said:

“We have clearly expressed our strategy of driving enhanced returns through reducing capital intensity. We are therefore in the process of selling hotels that we do not need to own, providing we can achieve fair value. The sale of the InterContinental May Fair meets both these tests and is another example of the successful execution of this strategy.”

– ends–

For further information, please contact:

Jo Guano, Investor Relations	020 7409 8134
Dee Cayhill, Corporate Affairs	020 7409 8101

http:///

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	22nd August 2003